

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2013

<u>Via E-Mail</u>

Ken Reali
Chief Executive Officer
TranS1 Inc.
110 Horizon Drive
Suite 230
Raleigh, NC 27615

      Re: **TranS1 Inc.**
             Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
             Filed May 8, 2013
             File No. 001-33744

Dear Mr. Reali:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Amanda Ravitz

                         Amanda Ravitz
                         Assistant Director

cc (via-email): Amy Wallace